Confidential Treatment Requested by Knight Inc.

December 2, 2008

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:	H. Christopher Owings
Assistant Director

Re:                            Knight Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 001-06446

Kinder Morgan Management, LLC
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-16459

Kinder Morgan Energy Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 001-11234

                                                Request for Confidential Treatment dated October 16, 2008 for information submitted supplementally to the staff in response to comments on the Form 10-Ks

Ladies and Gentlemen:

In this letter, we set forth our responses to the comments and requests for additional information contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 18, 2008, with respect to the above-referenced filings.  For your convenience, we have repeated in bold type the comments and requests for additional information exactly as

[***] — Information marked with this symbol has been omitted pursuant to a request for confidential treatment and has been filed separately with the Securities and Exchange Commission.

Confidential Treatment Requested by Knight Inc.

set forth in the November 18 comment letter.  The response to each comment or request is set forth immediately below the text of the applicable comment or request.

General

1.                                     We note that you requested confidential treatment under Rule 83 for your responses to comments 10, 11, 13, 14, 15, 16, 21, 22, 24 and 26 of our letter dated September 29, 2008. The request for confidential treatment should be drawn as narrowly as possible. Your request currently seeks confidential treatment for the entire analysis you provide in response to these comments. Please revise your request to seek confidential treatment for only those specific words, terms, numbers or phrases that constitute confidential information. Please also re-file on EDGAR your redacted response and redact only the specific terms for which confidential treatment is sought. In doing so, please state that certain portions of your response have been omitted pursuant to a request for confidential treatment and that a full copy of the response has been provided separately to the SEC staff. Also place an asterisk or other mark in the precise places in the document where you delete information.

Response:  We have filed via EDGAR a revised redacted response to the Staff’s September 29, 2008 comment letter.  We have also submitted a revised confidential treatment request under the procedures set forth in Rule 83 of the Commission’s Rules of Conduct.  At the Staff’s request, the revised confidential treatment request seeks confidential treatment with respect to a narrower set of confidential information.

Knight Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Financial Statements for Fiscal Year ended December 31, 2007

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 104

(B) Basis of Presentation, page 105

2.                                      We have reviewed your response to comment 10 of our letter dated September 29, 2008 and have the following additional comments:

•                  We assume that you receive the incentive distribution rights (IDRs) related to Kinder Morgan Energy Partners’ general partner’s interest through your ownership of this general partner. If our understanding is

Confidential Treatment Requested by Knight Inc.

correct, please tell us how your investors considered identifying these IDRs as an intangible asset or financial asset in their purchase price allocation. In this regard, we note that the IDRs appear to meet both the contractual-legal and separable criteria of paragraph 39 of SFAS 141. Additionally, we assume that the presence of these IDRs would lead investors to pay more to acquire to you than they would absent such IDRs, indicating these IDRs have value, and our assumption appears to be supported by references in your response to the fact that your investors considered the value of the general partner interest in Kinder Morgan Energy Partners and related IDRs when determining their proposed purchase price. Your response should also address the frequency and amount of IDR payments that Kinder Morgan Energy Partners has historically made to its general partner to assist us in understanding your conclusion as to the value of these IDRs.

Response:  We considered whether the right to receive the incentive distributions payable to Kinder Morgan Energy Partners’ general partner, which is a subsidiary of Knight, was an intangible asset that should be given separate recognition in the purchase price allocation process.  Some master limited partnerships provide for “incentive distribution rights” that are securities separate and apart from the general partner interest.  In these partnerships, the holder of the incentive distribution rights, whether or not that holder is the general partner, is entitled to the incentive distributions.  Even if initially held by the general partner, the incentive distribution rights can be transferred independently of the general partner interest, so that the holder of the incentive distribution rights and the general partner could be different entities.  This is not the case with Kinder Morgan Energy Partners.  In Kinder Morgan Energy Partners’ case, incentive distributions are merely a part of the distributions payable to the general partner.  Although the general partner is at some levels of distributions entitled to receive incentive distributions—distributions in excess of its nominal ownership percentage interest—the right to receive those distributions is not a separate security and cannot be detached or transferred apart from the entire general partner interest.  While if the entire general partner interest were sold or transferred any incentive distributions would be payable to the new general partner, this would not seem to fit the model described by the FASB in the paragraph 39 of SFAS 141, Business Combinations, given that any such transfer or sale would represent the sale or transfer of the interest whose acquisition created the need to apply the purchase accounting process. In this regard, the right of the general partner to receive incentive distributions does not differ conceptually from other “rights” which might be acquired in a business combination such as the rights obtained from common or preferred stock ownership to vote, or to receive dividends or other distributions.

Confidential Treatment Requested by Knight Inc.

Based on the foregoing, Knight determined that the right of the general partner to receive distributions in excess of its nominal ownership percentage, just like the general partner’s right to receive its ownership percentage of distributions, while having value that must be considered in the application of purchase accounting, is, in fact, a function of the ownership interest itself, rather than an asset that should be given separate recognition. In other words, to assign value as a separate asset to the partnership agreement provisions providing for incentive distributions to the general partner would be to value the ownership instrument obtained rather than the interest in the net assets it represents. This allocation methodology would be inconsistent with the general guidance of SFAS 141 to value the assets acquired and liabilities assumed – not to value the instruments that convey that ownership.  For these reasons, in the purchase price allocation process the Company did not recognize a distinct intangible asset for the right of the general partner to receive incentive distributions.

Kinder Morgan Energy Partners makes distributions to its limited partners on a quarterly basis.  It makes distributions to its general partner, including any distributions that are incentive distributions, at the same time. Although we believe these distributions do not result in the recognition of a distinct intangible asset, we have, as requested, set forth in the schedule below the portion of the distributions to the general partner that were incentive distributions for the completed quarters of 2007 and 2008.

Incentive distribution paid
Q1 2007	$138,772,338
Q2 2007	147,557,471
Q3 2007	155,234,767
Q4 2007	170,291,361
Q1 2008	185,774,749
Q2 2008	194,208,712
Q3 2008	204,339,666

•                  Based on your response, it appears that your investors separately considered the businesses owned directly by you and your interests in Kinder Morgan Energy Partners. Please provide us with some insight into the value assigned to each of these components by your investors, and help us to better understand why Note 1(I) reflects that the vast majority of goodwill related to your acquisition was assigned to the businesses of Kinder Morgan Energy Partners.

Confidential Treatment Requested by Knight Inc.

Response:  Yes, from an economic perspective, we believe [***].  We believe [***].

However, Knight is required from an accounting perspective to consolidate the assets and liabilities of Kinder Morgan Energy Partners in accordance with EITF 04-5. Therefore the “Investment in KMP” that would be recorded in equity accounting is eliminated in consolidation and the individual assets and liabilities of Kinder Morgan Energy Partners are recorded on Knight’s books and reporting units are identified.

Goodwill in the acquisition was allocated to each reporting unit based on the difference between the overall fair value of each reporting unit and the fair value of the assets acquired and liabilities assumed in each reporting unit. When looking at the reporting units determined in accordance with SFAS 142, Goodwill and Other Intangible Assets, a total of seven reporting units were identified:

•                  Natural Gas Pipeline Company of America (“NGPL”)

•                  Power

•                  Products Pipelines (excluding associated terminals)—KMP

•                  Products Pipelines Terminals—KMP

•                  Natural Gas Pipelines—KMP

•                  Terminals—KMP

•                  CO2—KMP

•                  Trans Mountain—KMP

At the time of the going private transaction, the assets owned by Knight which were not included within Kinder Morgan Energy Partners consisted of (i) NGPL, (ii) a one-third interest in the Express/Platte pipeline system and (iii) ownership interests in various power plants. As shown in our financial statements, over $5.2 billion of goodwill was allocated to NGPL in our purchase price allocation. However, prior to the filing of our annual financial statements the assets and liabilities of NGPL were reclassified to assets held for sale and liabilities held for sale. As a result, the goodwill associated with NGPL was removed from Goodwill and included in Assets Held for Sale – Non-current within our consolidated financial statements as of December 31, 2007.

The one-third interest in the Express/Platte pipeline system is accounted for under the equity method of accounting. The value assigned to this investment during the purchase price allocation is included in the line item “Investments” within our consolidated financial statements as of December 31, 2007. Therefore, the equity method goodwill related to the Express/Platte pipeline system is embedded in the Investment line item on Knight’s balance sheet.

Confidential Treatment Requested by Knight Inc.

The fair value of the ownership interests in various power assets owned by Knight was determined to approximate the overall fair value of these businesses, or less than $100 million. As a result, it was determined that no goodwill should be allocated to this reporting unit. In January 2008, we sold our interest in three of the power plants for $63.1 million, or approximately the fair value recorded on Knight’s books.

The remainder of the goodwill was allocated to Kinder Morgan Energy Partners’ business units.

•                  Based on your response, it appears that the fact that you contain a publicly traded master limited partnership (MLP) and its publicly traded general partner may have contributed to your investors assigning a higher value to your company. Please confirm to us, if true, that the publicly traded MLP to which you are referring is Kinder Morgan Energy Partners, and the publicly traded general partner to which you are referring is Knight Inc., or explain this to us in more detail. If our understanding is correct, please explain to us in better detail why these legal structures would lead the investors to assign a higher value to your company.

Response:  Kinder Morgan Energy Partners is the publicly traded MLP to which we referred in our response.  However, we respectfully clarify that our structure does not contain a publicly traded general partner.  Our response mentioned a publicly traded general partner to describe [***].  We believe [***].  In valuing the portion of Knight that is Kinder Morgan Energy Partners, we believe the investors considered [***].  We believe that investors would typically assign a higher value to an entity such as Knight because of both (i) the fact that the expected cash flows from a collection of businesses contained within a publicly traded MLP are valued by the marketplace at a higher multiple than expected cash flows attributable to similar businesses not contained within an MLP structure principally due to the income tax advantages of an MLP structure and the general partner incentive distribution structure which provides the potential for an increasing share of cash flow and (ii) the fact that market equity values for securities representing ownership interests in a collection of businesses [***] are typically in excess of the accumulated total of the separately determined fair values of those businesses due to factors such as the nature of the assets (e.g., assets with relatively stable cash flows), the risk reducing impact of diversification (whether through operation in multiple industry sectors or the existence of a large geographic footprint) and increased liquidity through aggregation of cash flows and borrowing capacity.

Confidential Treatment Requested by Knight Inc.

(I) Goodwill, page 109

3.                                      We have reviewed your response to comment 13 of our letter dated September 29, 2008. We note that several of the adjustments to goodwill made between June 1, 2007 and December 31, 2007 appear to have been largely reversed during the period from January 1, 2008 to June 30, 2008. In this regard, please refer to the changes to the value of PP&E for the Natural Gas Pipelines — KMP and Terminals — KMP segments and the changes in business unit enterprise values for the CO2 — KMP and Terminals — KMP segments. We understand that your preliminary purchase price allocation was adjusted as incremental data with respect to the value of individual assets and liabilities became available; however, for each of the changes noted above, please explain to us in more detail the underlying factors behind these changes, and tell us how you considered providing your investors with more context as to why these large and apparently offsetting changes occurred during the process of finalizing your purchase price allocation.

Response:  With respect to both the changes in the preliminary property, plant and equipment (“PP&E”) value and business unit enterprise values, the following timeline of events will assist in understanding the allocation process. The going private transaction closed on May 31, 2007. For purposes of allocating the purchase price in accordance with SFAS 141, we engaged a third party valuation specialist to assist management in this process.  For Knight’s June 30, 2007 financial statements, management utilized the best information available to them at that time.  No valuation information had then been provided by the third party valuation specialist.  We obtained a draft of the third party valuation report prior the issuance of Knight’s 2007 annual financial statements and used this updated information as of that date. Between the issuance of Knight’s 2007 annual financial statements and June 30, 2008, we obtained the final third party valuation report and finalized the purchase price allocation.

In relation to PP&E, on May 31, 2007, we recorded the assets acquired at preliminary estimates of their fair values. In preparation of our financial statements as of June 30, 2007 we had not received any preliminary data from the third party valuation specialist to assist in determining the fair value of PP&E acquired in the transaction. As a result, the value of the PP&E for each segment was estimated based on available market multiples of cash flows specific to each segment.

Prior to the filing of Knight’s 2007 annual financial statements, we received a preliminary estimate of fair value related to PP&E from the third party valuation

Confidential Treatment Requested by Knight Inc.

specialist. While the preliminary estimates made by management were based on multiples of cash flows typically paid in the market for similar assets, the third party valuation specialist primarily used a replacement cost new less depreciation methodology to value the PP&E. Given the timing of the receipt of this preliminary estimate, there was insufficient time for a thorough review of the information by management prior to the filing of our financial statements as of December 31, 2007. Nevertheless, it was determined at the time that the preliminary numbers provided to management by the third party valuation specialist represented better information than the preliminary estimates previously made by management. As a result, the preliminary valuations were updated resulting in the adjustments as of December 31, 2007 as reflected in our financial statements.

Subsequent to the filing of our annual financial statements as of December 31, 2007, we completed our review of the preliminary valuations obtained from the third party valuation specialist and these valuations were finalized. The review process resulted in additional adjustments to the overall fair value adjustments made to the PP&E balances. The fact that some of these adjustments moved in opposite directions and therefore somewhat offset each other is coincidental.

The decrease in the estimated value of PP&E, and thus the increase in goodwill, related to the Natural Gas Pipelines—KMP segment subsequent to December 31, 2007, resulted primarily from a decrease to the estimated fair value of the PP&E of one of our natural gas pipelines included in the Natural Gas Pipelines — KMP segment. During the detailed review process it was determined that the replacement cost new less depreciation of this asset should be reduced.

The increase in value of the PP&E, and thus the decrease in goodwill, related to the Terminals—KMP segment subsequent to December 31, 2007, resulted primarily from an increase to the estimated fair value of the PP&E in our Gulf region. During the review process management determined that the value of the PP&E as initially determined by the third party valuation specialist for this region was understated. Based on additional information provided to the third party valuation specialist they updated their report to show this higher value.

While the resulting adjustments in and of themselves were large, the changes were part of the normal purchase price allocation process and the initial valuation was disclosed as being preliminary. In addition, the changes did not impact the key financial metric, segment earnings before depreciation, depletion and amortization that we discuss in our MD&A.  Thus it was concluded that providing our investors

Confidential Treatment Requested by Knight Inc.

with more context as to why these changes occurred would not provide information that was particularly useful.

The changes in business enterprise values for the CO2—KMP segment and the Terminals—KMP segment follow a similar chronology. The PP&E related to the CO2—KMP segment was originally determined, as discussed above, based on a multiple of cash flows as was the PP&E of all the other business segments. The remaining purchase price was then allocated to the segments on a pro-rata basis according to their respective PP&E balances to arrive at the business enterprise value for each segment. Prior to the filing of our annual financial statements a preliminary business enterprise value was received from the third party valuation specialist. Within this valuation of the CO2—KMP segment, the third party valuation specialist used the guidelines for preparing a standardized measure of future net cash flows relating to proved oil and gas reserves to value a portion of this segment. This methodology was different than the cash flow multiple indirectly used to originally determine the business enterprise value of the segment and was determined at the time by management to be a more accurate reflection of the business enterprise value of the CO2—KMP segment. The result was a business enterprise value of this segment estimated at December 31, 2007 that was lower than that estimated previously.  Likewise, the Terminals—KMP business enterprise value was originally determined in the same manner as CO2—KMP and the other segments. Prior the filing of our annual financial statements a preliminary business enterprise value was received from the third party valuation specialist. This valuation was based on a discounted cash flow model that took into account more detailed information than the multiple of cash flows model indirectly used to initially determine the business enterprise value. The new value was determined at the time by management to be a more accurate reflection of the business enterprise value of the Terminals—KMP segment. The result was a business enterprise value of this segment estimated at December 31, 2007 that was lower than that estimated previously.

Subsequent to the filing of our annual financial statements as of December 31, 2007, we finalized the purchase price allocation relating to the going private transaction. Total goodwill in the transaction was determined by the difference between the total purchase price and the fair value of the assets acquired and liabilities assumed. The process of allocating goodwill to segments and reporting units was performed by taking the business enterprise value of each segment and comparing it to the fair value of the assets acquired and liabilities assumed for each segment. During this process the business enterprise value of the CO2—KMP segment was increased to take into account the value under a discounted cash flow model which yielded a higher value than under a standardized measure of future net cash flows related to oil

Confidential Treatment Requested by Knight Inc.

and gas reserve quantities. In addition, the business enterprise value of the remaining segments, including Terminals—KMP, was increased to take into account additional purchase price required to be allocated to each segment.

(M) Assets and Liabilities Held for Sale, page 116

4.                                      Please tell us where you disclosed the major classes of assets and liabilities classified as held for sale at December 31, 2007 in accordance with paragraphs 46 and 47(a) of SFAS 144. In this regard, it appears from Note 1(E) that 80% of NGPL’s $3.0 billion in restricted deposits, or $2.4 billion, is included in the current assets held for sale, but it is unclear what comprises the remainder of the $3.4 billion balance. Similarly, it appears from Note 1(I) that 80% of NGPL’s $5.2 billion in goodwill, or $4.2 billion, is included in the non-current assets held for sale, but it is unclear what comprises the remainder of the $5.6 billion balance. We could not locate any information concerning the $2.4 billion balance of non-current liabilities held for sale. Please ensure that your upcoming December 31, 2008 Form 10-K clearly indicates this information to your investors.

Response:  In future filings for Knight and Kinder Morgan Energy Partners we will, to the extent practicable, attempt to more clearly disclose our major classes of assets and liabilities classified as held for sale.

As an example of the type of disclosure we expect to provide in future filings, the following is a revised disclosure regarding assets and liabilities held for sale that appeared in Note 1(M) on page 116 of Knight’s 2007 Form 10-K.

(M) Assets and Liabilities Held for Sale

On December 10, 2007, we entered into a definitive agreement to sell an 80% ownership interest in our NGPL business segment (primarily MidCon Corp, which is the parent of Natural Gas Pipeline Company of America) to Myria Acquisition Inc. (“Myria”), a Delaware corporation, for approximately $5.9 billion, subject to certain adjustments. The closing of the sale occurred on February 15, 2008. We will continue to operate NGPL assets pursuant to a 15-year operating agreement. See Note 19 for further information regarding this agreement.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as of December 31, 2007, 100% of the assets and liabilities in our NGPL business segment were reclassified to assets and liabilities held for sale

Confidential Treatment Requested by Knight Inc.

in connection with our February 2008 sale of an 80% interest in that segment. The non-current assets and long-term debt held for sale balances were reduced by the 20% ownership interest which we retained in the NGPL business segment, which was recorded as an investment. As of December 31, 2006, 100% of the assets and liabilities related to the March 2007 sale of our U.S. based retail natural gas distribution (See Note 7) are included in assets and liabilities held for sale.  Therefore, our Consolidated Balance Sheet at December 31, 2007 and 2006, respectively, included the following:

	December 31,
	2007	2006
Current Assets: Assets Held for Sale:
Restricted Deposits	$3,030.0	$—
Other Current Assets	323.3	87.9
	$3,353.3	$87.9

Assets Held for Sale, Non-current:
Goodwill	$5,216.4	$—
Plant, Property and Equipment, Net	1,699.3	414.8
Other Non-current Assets	38.9	7.5
Less: Investment in Net Assets of NGPL	(1,320.0)	—
	$5,634.6	$422.3

Current Liabilities: Liabilities Held for Sale	$168.2	$78.3

Other Liabilities and Deferred Credits: Liabilities Held for Sale, Non-current:
Long-term Debt	$3,000.0	$—
Other Liabilities and Minority Interests	24.1	7.9
Less: Investment in Long-term Debt of NGPL	(600.0)	—
	$2,424.1	$7.9

The 20% ownership interest which we retained in the NGPL business segment is included in our Consolidated Balance Sheet as of December 31, 2007 as follows:

Investments:
20% Investment of NGPL’s Net Assets	$1,320.0
20% Investment of NGPL’s Long-term Debt	(600.0)
$720.0

Confidential Treatment Requested by Knight Inc.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Note 3. Goodwill, page 11

5.                                      We have reviewed your response to comment 21 of our letter dated September 29, 2008. Based on your response, it appears that you believe the impaired goodwill primarily relates to the structure-related value assigned by the acquirer to the MLP and its general partner. It also appears that you believe this legal structure has value at the consolidated level, but it is not feasible to apply this structure-related value to the individual reporting unit level, and this causes the sum of the fair values of the individual reporting units to have a lower value than the fair value of the consolidated entity, resulting in impairment at the initial impairment test date. Given your statement that there have been no significant declines in projected cash flows or prospects of your reporting units subsequent to the closing of the going private transaction, it remains unclear to us that goodwill would be impaired at the date of the initial impairment test. Based on the information provided to us thus far, it remains unclear to us why you would not be able to push down the value assigned to the MLP structure to the reporting units of Kinder Morgan Energy Partners or the value assigned to the general partner to the reporting units of businesses owned directly by you. Please explain to us in more detail why you believe it is either inappropriate or not feasible to allocate the value assigned to the MLP and general partner to your individual reporting units when performing your goodwill impairment testing. We note your previous reference to paragraph B382 of SFAS 141R, but it is unclear to us that guidance on how to handle overpayment for an acquisition would be analogous to your situation in which the value initially recorded as goodwill appears to be clearly attributable to something (i.e. the legal structure), and if the legal structure has value we are concerned that it is not being captured in your impairment testing. Please provide us with any other information you believe may be useful to help us understand this matter.

Response:  In this comment you ask us to explain more clearly why we would not be able to push down the value assigned to the MLP structure to the reporting units of Kinder Morgan Energy Partners. First and foremost, the value assigned to an MLP structure is evident in the publicly traded limited partner and, in some instances, publicly traded general partner units (i.e., the ownership interests), not in the assets they represent.  At the time of the transaction, publicly traded general partner units traded at an average distribution yield of approximately 3.5% and publicly traded limited partner units traded at an average distribution yield of approximately 6.0%.  This would translate, in very rough numbers, into an average EBITDA multiple on the combined interest of over 15X.  On the other hand, the assets these interests represent trade at lower multiples.  For example, our third party valuation specialist provided us with a list of 33 natural gas pipeline transactions which occurred between 2001 and 2007 which ranged from 4.8X to 11.6X last twelve months EBITDA and

Confidential Treatment Requested by Knight Inc.

averaged 8X.  In addition, another third party provided us with a list of 30 interstate natural gas pipeline transactions from 1994 to 2006 which ranged from 6.1X to 11.8 X last twelve months EBITDA and averaged 9X. Similar to the natural gas pipelines, comparables provided for other segments also showed significant valuation differences.

Paragraph 23 of SFAS 142, Goodwill and Other Intangible Assets, notes that “The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date.”  In considering an analogous situation, EITF 02-13 similarly requires the value to be consistent with assumptions that marketplace participants would incorporate.  In addition, it also requires that the structure be feasible.  Thus, we determined the fair value of each reporting unit from the point of view of other market participants and the feasibility of the structure. We believe a market participant would be unlikely to assume an MLP structure in determining the value of these individual reporting units. This is supported by the fact that we were unable to identify comparable transactions in the market which would support this higher MLP structure based valuation.

We believe that recreating an MLP structure for each reporting unit is not feasible to Knight or to any market participant.  Recreating such structure would involve separating each of our reporting units into separate entities so that each reporting unit could be valued on a stand alone basis assuming each such unit was sold as an MLP.  Creating separate MLPs involves significant difficulties including numerous adverse tax consequences and may require a unitholder vote as discussed below.  A threshold analysis indicates this “separation” could be done (i) by placing each reporting unit into a stand alone holding company below Kinder Morgan Energy Partners and then distributing/spinning off each reporting unit to the existing partners of Kinder Morgan Energy Partners; (ii) by placing each reporting unit into a stand alone holding company below Kinder Morgan Energy Partners and then selling each holding company to a third party; or (iii) a combination of the foregoing.

Projects like this involve a significant amount of tax, legal and commercial analysis, and to actually complete a series of multiple spin offs or sales such as this would likely take more than a year from start to finish.  For example, significant tax planning would be required to determine the various tax consequences to the existing unitholders of Kinder Morgan Energy Partners.  Selling the various reporting units would likely result in adverse tax consequences to the unitholders of Kinder Morgan Energy Partners, who would be required to recognize the tax gain associated with the sales.  A spin off/distribution of the reporting units to the existing unitholders would also involve complex tax planning (and possibly unfortunate tax results) because the

Confidential Treatment Requested by Knight Inc.

unitholders would all be required to account for the various consequences of the spin offs.  In addition, the mechanics of placing each reporting entity into a stand alone holding company would likely have a variety of state tax consequences to Kinder Morgan Energy Partners and its affiliates.  Finally, at least one of the reporting units (the Terminals—KMP unit) may not qualify as an MLP on a stand alone basis under the federal income tax laws.

Dividing an entity such as Kinder Morgan Energy Partners or selling a reporting unit often cannot be done unilaterally.  Individual contracts (including commercial contracts and joint ventures which are core to the business) must be analyzed to determine whether consent is required from the other party to the contract or whether preferential rights or rights of first refusal would be triggered.  Existing credit agreements provide prohibitions on these types of transactions and must be amended, requiring lender consent in a very difficult credit market environment.  Additionally, there are regulatory considerations for those businesses subject to the jurisdiction of various state and federal regulatory agencies.  Consideration also must be given as to whether customers will be adversely affected.  Further, these transactions likely cannot be accomplished without approval from the existing unitholders of Kinder Morgan Energy Partners.  As a result of the factors discussed above, we believe that it is not feasible to apply the MLP structure related value to the individual reporting unit level.

In addition, you ask why Knight did not push down the value assigned to the general partner to the reporting units of business owned directly by Knight. The value of the general partner interest creates value only in the MLP structure and thus any value associated with it would be related to Knight’s investment in Kinder Morgan Energy Partners and not to other reporting units owned directly by Knight.

It is important to note that Knight consolidates Kinder Morgan Energy Partners and when Knight does this the character of Knight’s general partner and limited partner interests in Kinder Morgan Energy Partners is not reflected in Knight’s financial statements. Rather Knight shows the complete assets and liabilities of Kinder Morgan Energy Partners along with the corresponding minority interests.

Confidential Treatment Requested by Knight Inc.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9470.

Very truly yours,

/s/ Kimberly A. Dang

Kimberly A. Dang
Vice President and Chief Financial Officer

cc:	Curtis Klement
PricewaterhouseCoopers LLP